CAL-STAR INC.

02 NOV 12 AM 8:05

October 28, 2002

02055920

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

SUPPL

FILE #82-2406

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Dear Sir/Madam:

Re: Cal-Star Inc. (the *"Company"*)

Enclosed for your files is a copy of the Company's Quarterly Report for the period ended August 31, 2002, which Report was mailed to the shareholders pursuant to National Policy #41 on today's date.

Yours truly,

CAL-STAR INC.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
President/Director

dlw 11/15

AJD/cg
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6
☎(604) 685-1017
Fax (604) 685-5777

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 6

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B and C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc.	**August 31, 2002**	**02/10/28**

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE N(
Vancouver	**BC**	**V6C 1B3**	**604-685-5777**	**604-685-1017**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE
Anton Drescher	**Director**	**604-685-1017**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"ANTON J. DRESCHER"	**ANTON J. DRESCHER**	**02/10/16**
NORMAN J. BONIN"	**NORMAN J. BONIN**	**02/10/16**

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.

CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2002 and 2001

(Stated in Canadian Dollars)

(Prepared by management)

(Unaudited)

CAL-STAR INC.
CONSOLIDATED BALANCE SHEETS
August 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited)

ASSETS	Six Months August 31, 2002	Year end to February 28, 2002
Current		
Cash	$ 110	$ 783
Accounts receivable	856	1,111
Prepaid expenses	685	1,719
	1,651	3,613
Capital assets – Note 4	657	731
	$ 2,308	$ 4,344
LIABILITIES		
Current		
Accounts payable – Note 5	$ 30,653	$ 24,735
Due to related parties – Note 5	137,986	108,686
	168,639	133,421
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	5,564,606	5,564,606
Deficit	(5,730,937)	(5,693,683)
	(166,331)	(129,077)
	$ 2,308	$ 4,344

Nature and Continuance of Operations – Note 1

APPROVED BY THE DIRECTORS:

"Anton J. Drescher" ______________________, Director
Anton J. Drescher

"Norman J. Bonin" ______________________, Director
Norman J. Bonin

SEE ACCOMPANYING NOTES

CAL-STAR INC.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the six months ended August 31, 2002
(Stated in Canadian Dollars)
(Unaudited)
(Prepared By Management)

	For the three months ended		For the six months ended	
	August 31,2002	**August 31,2001**	**August 31,2002**	**August 31,2001**
Administrative Expenses				
Accounting, audit and legal – Note 5	$ 4,109	$ 2,091	$ 5,382	$ 6,929
Amortization	37	57	74	115
Consulting – Note 5	7,500	7,500	15,000	15,000
Filing fees	5,085	2,634	6,794	3,012
Office and miscellaneous	1,779	1,904	2,123	2,007
Rent	3,000	3,000	6,000	6,000
Transfer agent	1,672	1,037	1,881	1,564
Loss before Other	(23,182)	(18,223)	(37,254)	(34,627)
Other:				
Foreign exchange gain (loss)	-	-	-	(37)
	-	-	-	(37)
Net (loss) for the period	(23,182)	(18,223)	(37,254)	(34,664)
Deficit, beginning of the period	(5,707,755)	(6,008,551)	(5,693,683)	(5,992,110)
Deficit, end of the period	$ (5,730,937)	$ (6,026,774)	$ (5,730,937)	$ (6,026,774)
Earnings (loss) per share	$(0.01)	$(0.01)	$(0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

CAL-STAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended August 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited)

	For the three months ended		For the nine months ended	
	August 31, 2002	**August 30, 2001**	**August 31, 2002**	**August 31, 2001**
Operating Activities				
Net (loss) for the period	$ (23,182)	$ (18,223)	$ (37,254)	$ (34,664)
Add (deduct) items not involving cash:				
Amortization	37	57	74	115
	(23,145)	(18,166)	(37,180)	(34,549)
Changes in non-cash working capital balances				
Related to operations:				
Accounts receivable	185	(156)	255	(313)
Prepaid expenses	517	378	1,034	756
Accounts payable	11,778	(34,009)	5,918	(17,783)
Due to related parties	10,700	52,200	29,300	52,137
	35	247	(673)	248
Increase(decrease) in cash during the period	35	247	(673)	248
Cash, beginning of the period	75	142	783	141
Cash, end of the period	$ 110	$ 389	$ 110	$ 389

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

CAL-STAR INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
August 31, 2002 and 2001
(Stated in Canadian Dollars)
(Unaudited)

Note 1 Nature and Continuance of Operations

The company is a development stage public company listed on the TSX Venture Exchange ("TSX"). Effective October 31, 2000, the company was considered inactive by the TSX. If the company is unable to achieve active status by May 16, 2002, the company may be suspended from trading on the TSX. The company is currently reviewing new business opportunities.

These consolidated financial statements have been prepared on a going concern basis. The company has a working capital deficiency of $166,988 as at August 31, 2002 and has accumulated losses totalling $5,730,937 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Cal-Star Inc.'s (formerly Future Link Systems Inc.), ("Cal-Star") corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

On August 23, 2001, the Company changed its name from Future Link Systems Inc. to Cal-Star Inc.

Note 2 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles as established in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates that have been made using careful judgement. Actual results may vary from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

The consolidated financial statements for the six months ended August 31, 2002 include the accounts of the Company and Adnet USA LLC, a 50% owned inactive joint venture. Investments in joint ventures are accounted for using the proportionate consolidation method, whereby the company's proportionate share of revenues, expenses, assets and liabilities are included in the accounts. All inter-company balances and transactions have been eliminated on consolidation.

(Stated in Canadian Dollars)

Note 2 Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation – (cont'd)

The financial statements for the six months ended August 31, 2001, include the accounts of the Company, Adnet USA LLC and its inactive wholly owned subsidiary, Future Media Technologies, Inc., a company incorporated under the laws of the State of Illinois, USA on June 24, 1993. The company accounted for its investment in this subsidiary by using the purchase method of accounting. All significant inter-company transactions and balances were eliminated.

During the year ended February 28, 2002, the Company abandoned Future Media Technologies, Inc. There was no gain or loss on the abandonment as Future Media Technologies, Inc. had no assets or liabilities at the time it was abandoned and did not have any operations during the prior two years, other than the gains on write-offs of accounts payable of $366,746, during the year ended February 28, 2002 and $226,535 during the year ended February 28, 2001.

(b) Capital Assets and Amortization

Capital assets are recorded at cost. The company provides for amortization on its office equipment at 20% per annum on a declining balance basis.

(c) Basic and Diluted Earnings (loss) Per Share

Basic earnings (loss) per share (EPS) is calculated by dividing income applicable to common shareholders by the weighted-average number of shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common shares. There are no dilutive securities. Therefore there was no difference in the calculation of basic and diluted EPS.

(d) Foreign Currency Translation

(i) Translation of foreign transactions

Monetary assets and liabilities in foreign currencies are translated into Canadian dollars at year-end exchange rates. Income and expense items are translated at the exchange rates in effect on the date of the transaction. Resulting exchange gains or losses are included in income except for unrealized gains or losses on long-term debt which are deferred and amortized over the remaining life of the debt.

(ii) Translation of foreign operations

The company's former subsidiary, Future Media Technologies, Inc. and Adnet USA LLC are integrated foreign subsidiaries. Their financial statements are translated using the temporal method. Under this method, monetary assets are translated at the year-end exchange rate, non-monetary assets are translated at

(Stated in Canadian Dollars)

historical rates and revenue and expenses are translated at the average exchange rate during the year.

(e) Fair Market Value of Financial Instruments

The carrying value of cash, accounts receivable, accounts payable and due to related parties approximates fair value because of the short maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(f) Income Taxes

Effective January 1, 2001, the Company retroactively has adopted the asset and liability method of accounting for income taxes, following new standards recommended by the Canadian Institute of Chartered Accountants ("CICA"). The effect of adopting the standards was not considered significant and did not impact amounts reported in prior years. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Adnet USA LLC Joint Venture

The company owns a 50% interest in an inactive joint venture, which has incorporated a California limited liability company, Adnet USA LLC. The limited liability company will dissolve December 31, 2036. The purpose of the joint venture company was to provide Internet advertising and web page facilities to corporate customers. The company's joint venture partner is a related company by virtue of common directors. The joint venture has no assets and its liabilities total $225,712, which are due to the company.

The company and its joint venture partner have agreed to cease operations of the joint venture and consequently Adnet USA LLC was inactive during the periods ended August 31, 2002 and 2001.

Note 4 Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net	Net
Office equipment	$ 6,047	$ 5,390	$ 657	$ 798

(Stated in Canadian Dollars)

Note 5 Related Party Transactions – Notes 3 and 9

The company incurred the following amounts charged by directors and companies controlled by directors of the company:

	2002	2001
Accounting fees	$ 1,869	$ 2,675
Consulting fees	15,000	15,000
	$ 16,869	$ 17,675

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Accounts payable at August 31, 2002 includes $13,474 (2001: $ 2,317) due to a company controlled by a director of the company.

Due to related parties at August 31, 2002 includes $137,986 (2001: $79,584) due to directors of the company.

The amounts due to related parties and included in accounts payable are non-interest bearing, unsecured and are payable on demand.

Note 6 Share Capital

i) Authorized:

50,000,000 common shares without par value

ii) Issued:	Number	$
Balance, beginning and end of period	2,060,364	5,564,606

Note 7 Corporate Income Tax Loss Carry-Forwards

The company has accumulated non-capital losses, which expire commencing in 2019, totalling approximately $550,000. The potential tax benefit of these losses, if any, has not been recorded in the consolidated financial statements.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

______ Schedule A

X Schedule B and C
(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Cal-Star Inc.	**August 31, 2002**	**02/10/28**

ISSUER'S ADDRESS **837 West Hastings Street, Suite 507**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1B3**	**604-685-5777**	**604-685-1017**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Anton Drescher	**Director**	**604-685-1017**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
mail@harbourpacific.com	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"ANTON J. DRESCHER"	**ANTON J. DRESCHER**	**02/10/16**
NORMAN J. BONIN"	**NORMAN J. BONIN**	**02/10/16**

(Electronic signatures should be entered in "quotations")

CAL-STAR INC.
FORM 51 - ANNUAL REPORT
for the six months ended August 31, 2002

Schedule A. Financial Statements
- See attached financial statements

Schedule B. Supplementary Information

1. Analysis of expense and deferred costs:

   General and administrative expenses
   - See attached consolidated financial statements

2. Related party transactions:
   - See Note 5 to the consolidated financial statements

3. Summary of securities issued and options granted during the period:

   a) Summary of common shares issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. Summary of securities as at the end of the reporting period:

   a) Authorized share capital:
      - See Note 6 to the consolidated financial statements

   b) Number and recorded value for shares issued and outstanding:
      - See Note 6 to the consolidated financial statements

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Total number of shares in each class of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers: Dr. Gerald D. Wright, President and Director
   Anton Drescher, Director and Secretary
   Gary Drescher, Director
   Norman Bonin, Director
   Suchada Sanksuwan, Director
   David Pierce Long, Director

Schedule C. Management Discussion

- See attached

CAL-STAR INC.
FORM 51 - ANNUAL REPORT
for the six months ended August 31, 2002

Schedule C: Management Discussion

1. NATURE OF OPERATIONS

The Company is a development stage public company listed on the TSX Venture Exchange ("TSX") (formerly the Canadian Venture Exchange) under an inactive designation.

Cal-Star Inc.'s (formerly Future Link Systems Inc.) corporate jurisdiction is the State of Wyoming, USA and is extra provincially registered in British Columbia.

In accordance with TSX Policy 2.6, effective October 31, 2000, the Company resumed trading under the inactive designation. Under the policy, the Company is required to begin its reorganization within 12 months of being designated inactive and is required to achieve tier maintenance requirements no later than 18 months, failing which trading in the securities of the Company may be suspended. The Company was notified by the TSX that if it was unable to achieve active status by May 16, 2002, the Company may be suspended from trading on the TSX. Pursuant to its planned reactivation, the Company halted trading in its stock and expects that the halt will be effective until the TSX has had an opportunity to review the documentation relating to the Company's reactivation. The Company received shareholder approval with respect to a debt settlement and private placement pursuant to its reactivation. There are no assurances that the TSX will not suspend trading in the Company's stock in the meantime.

The Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. These prohibitions will remain in effect until further notice.

As part of the Company's reactivation plan, the Company convened a shareholder meeting for August 22, 2002 where the following resolutions were approved:

a) The appointment of Amisano Hanson, Chartered Accountants, as the auditors of the Company until the next annual general meeting and the authorization of the directors to fix the remuneration to be paid to the auditor of the Company.

b) The election of the following persons as directors of the Company for the ensuing year:

Anton J. Drescher	Dr. Gerald D. Wright
Norman J. Bonin	Suchada Sanksuwan
Gary Drescher	David Pierce Long

c) Approval of a resolution:

- authorizing the change of the Company's primary business focus to mining and mineral exploration, production and marketing;

- authorizing the Company to enter into one or more agreements in the next 12 months that will result in the acquisition of one or more mining properties, including the acquisition from Amanta Ltd. of a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property located in the Satun Province, Southern Thailand, for $50,000.00 US;

- approving the consideration to be paid for any such acquisition or acquisitions to be comprised of cash or common shares or any combination thereof as the Board of Directors of the Company shall approve; and

- authorizing any one director or officer of the Company to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to this resolution.

- approving a resolution to change the name of the Company to *"Amanta Resources Ltd."* or such other name as may be acceptable to the directors of the Company and to the regulatory authorities having jurisdiction over it.

The above-mentioned resolution is subject to regulatory acceptance.

d) Approving a private placement of up to a total of 6,500,000 units in the capital stock of the Company as disclosed in the Information Circular dated July 19th, 2002 to various investors at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each one warrant entitles the holder thereof to purchase one additional common share at a price of $0.20 per share, exercisable for a period of two years from the date of payment for the units.

The above-mentioned resolution is subject to regulatory acceptance.

e) Approving a resolution to authorize the Company to issue 1,272,860 common shares at a deemed price of $0.10 per share to Anton J. Drescher in settlement of outstanding debts owed to him in the amount of $127,286. This Resolution will be consummated only in the event that the proposed private placement of 6.5 million units does not close.

The above-mentioned resolution is subject to regulatory acceptance.

2. EQUITY FINANCING

The Company did not issue any securities nor were any stock options granted during the six months ended August 31, 2002.

The Company has proposed a private placement of up to 6,500,000 units in the capital stock of the Company at a price of $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the *"Warrant"*), exercisable for a period of two years

from the date of payment for the units, exercisable at a price of $0.20 per share. The common shares issued as part of the units and upon conversion of the Warrants are subject to a 12-month hold period from the date of payment for the units. The proposed private placement is subject to regulatory acceptance.

In the event that management elects not to proceed with the private placement, the Company has agreed in principle to issue an aggregate of 1,272,860 common shares in its capital stock to Anton J. Drescher, Secretary and a director of the Company at a deemed price of $0.10 per share in settlement of its indebtedness to Anton J. Drescher in the aggregate amount of $127,286.00. The proposed issuance of shares for debt is subject to regulatory acceptance.

3. MINERAL PROPERTIES

Under the rules of the TSX, a change of business and/or a material acquisition by a listed company requires shareholder approval. At the Company's Annual General Meeting, shareholders approved the change in the Company's primary business focus and the acquisition by the Company of one or more mining properties through a direct purchase or by way of a corporate acquisition. The consideration for such an acquisition or acquisitions will be comprised of cash, shares or a combination of the two. The Company currently intends to target acquisitions:

- consisting of mineral properties in Thailand that provide the potential to create a core area and increase exploration and development prospect inventory in these core areas; and

- that add premium quality, long life reserves at an attractive cost, with the potential to accelerate production and cash flow while adding reserves.

The Company has negotiated to acquire a 100% working/beneficial interest in two Special Prospecting Licenses on the LANGU gold property, located in Satun Province, Southern Thailand (the "LANGU Property") from Amanta Ltd., a private Thai investment and development company controlled by Suchada Sanksuwan, a nominee director of the Company. Following some preliminary prospecting work, Amanta Ltd. applied in April 2002 for two Special Prospecting Licences ("SPLs") covering an area of about 25 square kilometers on the LANGU Property. The SPLs have been accepted for processing by the Thai Department of Mineral Resources and are expected to be issued by August or September 2002.

SPLs are the only effective way to secure title in Thailand. Applications are treated on a first come, first served basis. Once the SPLs have been filed with the appropriate documentation and payment of land rental fees, the area specified in the SPLs is reserved and all other applications for the same area lodged at a later date will be rejected. The SPL is an exclusive license valid for up to three years and renewable for two more years. The SPL holder has the right to apply for a mining license.

Subject to the issuance by the Thai Department of Mineral Resources of the SPLs, the Company proposes to acquire a 100% working/beneficial interest in the SPLs by paying Amanta Ltd. the sum of US$50,000, recognizing certain costs and efforts to date, together with a net smelter royalty of 2% should the LANGU Property be taken to production. The Company will commit to fund and complete an agreed exploration program over the next 12 months at a minimum cost of US$100,000.

The proposed acquisition is subject to the completion of a satisfactory independent engineering report and to regulatory acceptance.

4. CORPORATE BUSINESS

a) General and Administrative costs for the six months ended August 31, 2002 were $37,254 as compared to $34,627, a increase of $2,627. The increase was due in part to filing fees, relating in part to the reactivation, increasing $3,782 to $6,794 for the six months ended August 31, 2002 from $3,012 (August 31, 2001). Accounting, audit and legal decreased $1,547 to $5,382 for the six months ended August 31, 2002 from $6,929 (August 31, 2001). Rent totalling $6,000 were incurred for the six-month period ended August 31, 2002 (August 31, 2001 - $6,000). Consulting fees totalling $15,000 were incurred for the six-month period ended August 31, 2002 (August 31, 2001 - $15,000) by a company controlled by an individual who is a director of the Company. Consulting services rendered include assisting in the re-organization of the Company, liaison with the Company's auditors and lawyers and completing regulatory filings. The Company had a foreign exchange loss of $nil for the six-month period ended August 31, 2002 as compared to a foreign exchange loss of $37 (August 31, 2001), a decrease of $37.

b) The Company did not incur any specific expenditures relating to investor relations activities for the six months period ended August 31, 2002 and up to the date of this report. Investor relations activities were conducted in-house by management.